Exhibit 11.1

ABInBev

Anheuser-Busch InBev

CODE OF BUSINESS CONDUCT

January 2014

Introduction

As a leading global company, Anheuser-Busch InBev and its affiliates (“AB InBev” or the “Company”) operate in countries having a broad range of cultures and business practices. As a result, it is critical that we are guided by a clear and consistent code of business ethics and guidelines for our employees around the world.

In achieving our business objectives, we must always adhere to the highest standards of business integrity and ethics, and ensure that we comply with all applicable laws and regulations. Our Code of Business Conduct applies to all directors, officers, and employees of AB InBev and its subsidiaries. It applies to all business transactions we make and expresses principles that we expect every individual or entity acting on our behalf to follow. We expect our suppliers, service providers and other business partners to act in a manner consistent with this Code of Business Conduct.

It is our responsibility to carefully read and understand it. Senior management must also ensure that, within their respective areas of responsibility, this Code is distributed and receives the appropriate attention and follow-up.

THIS CODE OF BUSINESS CONDUCT, TOGETHER WITH OUR POLICIES,

plays an important part in building the foundation for our long-term success.

No financial objective, no sales target, no effort to outdo the competition, outweighs our commitment to ethics, integrity, and compliance with applicable law.

Employees are encouraged to report to the Company any activity or requested action that they believe to be, even potentially, in violation of the law or this Code. Such reports should be made to a line manager, to your Legal and Compliance Department, or to our confidential Compliance Helpline. Only with your active support can AB InBev be the Best Beer Company in a Better World.

Carlos Brito

Kees J. Storm

Chief Executive Officer

Chairman of the Board

Table of content pg

1. Our Principles 4

2. Statement of Policy 4

3. Compliance Helpline 4

4. Honest and Ethical Conduct 4

5. Environment, Health and Safety 5

6. Human Rights 5

7. Responsible Drinking 5

8. Compliance with competition and antitrust laws 5

9. Conflicts of Interest 6

10. Compliance with Anti-corruption Laws 6

11. Gifts and Hospitality 7

12. Political Contributions, Mandates 7

13. Books, Records and Controls 8

14. Code of Dealing 8

15. Confidentiality 9

16. E-mails, Internet and Information Systems 9

17. Social Media 9

18. Use of Company Assets 9

19. Code of Responsible Commercial Communication 9

20. External Communication 9

21. Administration of the Codes 9

3

Dream

Culture

People

1. Our Principles

Our Code of Business Conduct is a practical guide to living our principles and values every day. It is designed to be clear and must be the context in which all Company business decisions are made.

10 Principles

Dream

1. Our shared dream energizes everyone to work in the same direction: to be the Best Beer Company in a Better World.

People

2. Great people, allowed to grow at the pace of their talent and compensated accordingly, are the most valuable assets of our company.

3. We must select people who, with the right development, challenges and encouragement, can be better than ourselves. We will be judged by the quality of our teams.

Culture

4. We are never completely satisfied with our results, which are the fuel of our company. Focus and zero-complacency guarantee lasting competitive advantage.

5. The consumer is the Boss. We connect with our consumers through meaningful brand experiences, balancing heritage and innovation, and always in a responsible way.

6. We are a company of owners. Owners take results personally.

7. We believe common sense and simplicity are usually better guidelines than unnecessary sophistication and complexity.

8. We manage our costs tightly, to free up resources that will support top-line growth.

9. Leadership by personal example is the best guide to our culture. We do what we say.

10. We don’t take shortcuts. Integrity, hardwork, quality and consistency are keys to building our company.

2. Statement of Policy

It is AB InBev’s policy that our Board of Directors, officers and employees strictly comply with all applicable laws and regulations and observe the highest standards of business ethics. The Company’s reputation for honesty and integrity is an invaluable asset.

All AB InBev directors, officers and employees must be honest, objective and diligent in the performance of their duties and responsibilities. They are trusted by the Company to exhibit professionalism in all matters pertaining to AB InBev’s affairs and not to partake in any illegal or improper activity.

No Company official has the authority to require any action that would violate this policy. This policy is not subject to waivers or exceptions because of competitive or commercial demands, industry customs or other exigencies.

All managers shall be responsible for the enforcement of and compliance with our policies, including distributing and making them available to their teams.

Any employee who deliberately violates this policy or authorizes or allows a subordinate to violate it is subject to disciplinary action, including potential dismissal.

3. Compliance Helpline

We are encouraged to report any activity that we believe is or might be a violation of laws, regulations, this Code or our policies.

If you become aware of activity that might constitute a violation, you are encouraged to report the activity:

to your line manager;

to your Legal and Compliance Department; or

through our Compliance Helpline.

Our Helpline is available 24/7 and is toll-free. It is available to all employees, where you can CONFIDENTIALLY and, if you choose, ANONYMOUSLY report any concern in relation to potential breaches of our Code of Business Conduct.

It is a secure means of reporting, provided by an independent company (EthicsPoint).

It is available anywhere in the world and you can file your report in your language:

By phone using a toll-free telephone number based on the country from which you are calling. A list of international numbers can be found at http://talkopenly.ab-InBev.com

By web at http://talkopenly.ab-InBev.com

How the reports are treated?

The reports and investigations are treated and conducted confidentially;

EthicsPoint captures the reports and directs them to the Global Compliance and Internal Audit teams who oversee the treatment of reports and conduct investigations;

If necessary, follow-up communications can be facilitated anonymously by EthicsPoint via the website.

Full details on how complaints and reports will be treated can be found in AB InBev’s global Helpline policy.

Non-Retaliation

AB InBev prohibits and will not tolerate any retaliation or threatened retaliatory action against any employee who reports of a possible violation of law, regulation or AB InBev policy. Similarly, any AB InBev employee who discourages or prevents another either from making such a report or seeking the help or assistance he or she needs to report the matter will be subject to disciplinary action. Retaliation is a violation itself and can be reported to our Compliance Helpline.

4. Honest and Ethical Conduct

All AB InBev directors, officers and employees must be honest, objective and diligent in the performance of their duties and responsibilities. They are trusted by the Company to exhibit professionalism in all matters pertaining to AB InBev’s affairs and not to partake in any illegal or improper activity.

5. Environment, Health and Safety

In support of the Company’s dream to be the Best Beer Company in a Better World, we will work vigorously to achieve a high standard of environmental, health and safety performance throughout our organization. We will strive to prevent all accidents, injuries and occupational illnesses within our operations. We will comply with all applicable environmental laws and regulations, company standards and other requirements and strive to produce our products in the most environmentally responsible way, while maintaining our commitment to quality and cost-efficiency. All employees have a role to play in helping ensure we take into account the environment in our daily work, helping limit our use of scarce resources and ensuring we continue our strong commitment to recycling throughout our operations. See our Environmental, Health and Safety Policies for more details.

6. Human Rights

As a signatory to the United Nation’s Global Compact, AB InBev is committed to business practices that do not infringe on human rights and do align with various international standards of responsible business conduct, including the Universal Declaration of Human Rights and the International Labor Organization’s Declaration on the Fundamental Principles and Rights at Work. AB InBev’s Global Human

Rights Policy sets out standards, expectations, and commitments in relation to its responsibility to respect human rights. For more details see our Human Rights Policy.

In addition to its own operations, AB InBev is committed to upholding high standards of responsible behavior amongst its business partners, including its suppliers, through its Responsible Sourcing Policy. For more details see our Responsible Sourcing Policy.

7. Responsible Drinking

As the world’s leading brewer, we are committed to promoting the responsible enjoyment of our products among consumers. As a responsible employer, our employees’ safety and welfare at work is a top priority. That is why we have a global policy regarding drinking at work. This policy outlines the responsibilities of the Company, as well as those of the employee, and it gives clear guidelines about what is expected of both. Each of our operations also has its own local policy, which takes into account national legislation.

Our employees are ambassadors of the Company and are encouraged to exercise personal responsibility whenever they consume alcohol. No level of impairment due to alcohol during working hours is tolerated. Under no circumstances shall an employee be intoxicated over the legal limit while conducting Company business, or while on Company premises. Under no circumstances shall an employee be legally intoxicated while operating motor vehicles, driving a Company vehicle or a Company rental vehicle. There is clear disciplinary action for anyone who breaches Company policy, which may affect employment prospects with the Company.

8. Compliance with competition and antitrust laws

We must understand and comply with all applicable competition and antitrust laws. These laws regulate our dealings with competitors, customers, distributors and other third parties. Infringement of competition and antitrust laws can result in very serious fines for AB InBev and for the employees involved, and have additional consequences such as reputational damage, litigation and even imprisonment.

To ensure compliance with these laws, AB InBev and its director, officers and employees:

May not participate in a cartel,

May not reach agreements or understandings with competitors that could restrict competition (e.g. to raise prices or to limit production volumes),

May not exchange confidential information with competitors (e.g. on future price increases, input costs or commercial strategy),

May not agree on market restrictions with competitors (e.g. agreement on exclusive territories or allocation of customers),

May not impose minimum or fixed resale prices on customers,

Must be very careful to comply with these rules in trade association meetings and all other contacts with competitors.

In countries where AB InBev has a significant market share, all market practices should be reviewed and pre-approved by the Legal and Compliance Department to ensure compliance with competition laws.

Detailed advice and training for compliance with competition and antitrust laws are available from your Legal Department. Not knowing the rules is not a defense – seek advice from your legal team! If you have any suspicion that AB InBev is involved in any anti-competitive behavior, please use our Compliance Helpline or contact your Legal and Compliance Department without delay.

9. Conflicts of Interest

Our directors, officer and employees should not become involved in any activity which would conflict or interfere with the performance of their duties to the Company.

A conflict of interest can arise in any personal relationship that can influence our ability to act in the best interest of the Company in all instances. It also can arise when our assessment of a circumstance could be affected or appear to be affected by the possibility of a personal benefit. Even in those cases where we do not receive a personal benefit in reality, the appearance of conflict of interest may negatively impact our credibility. We should do everything to avoid a conflict of interest.

Conflicts of interest may arise in many situations. A conflict may arise, for example, when you or a family member:

Act as shareholder, director, officer, partner, agent or consultant for a supplier, customer or competitor (except with regard to shares in publicly traded companies, which may be held by employees for personal investment purposes)

Take a business decision motivated by a personal interest

Receive a personal benefit from a supplier, customer or competitor

Accept gifts from suppliers, customers, competitors or government officials which are not in accordance with our policies

Use Company assets or your position for private purposes

In addition, the Company recognizes that employees may have or form close personal friendships, and sometimes romantic relationships, with their colleagues. To avoid actual or perceived conflicts of interest arising from those relationships, we request that you inform your manager or the Legal and Compliance Department if:

directly or indirectly, you manage or are managed by a family member or an employee with whom you have a close personal relationship; or

regardless of management line, a personal relationship with a colleague may influence your decision-making process or interfere with your work performance.

Seek guidance and aim for transparency. In many cases conflicts can be resolved by an open discussion. A conflict of interest is not necessarily a Code violation, but not disclosing it is!

10. Compliance with Anti-corruption Laws

Every director, officer, and employee of the Company must comply with international and local laws that prohibit corruption and bribery everywhere we conduct business, including the U.S. Foreign Corrupt Practices Act and UK Bribery Act 2010. We have a zero tolerance anti-corruption policy. AB InBev directors, officers, and employees are strictly prohibited from directly or indirectly giving, offering, promising, or authorizing anything of value to a Public Official or any other individual to secure an improper business advantage, influence business or governmental decision making in connection with any of our activities, or otherwise induce the recipient to abuse his or her power or official position.

This prohibition must be interpreted broadly and applies to anyone acting on our behalf, including suppliers, distributors, contractors, consultants and agents. Consequently, you may not:

Instruct, authorize, or allow a third party to make a prohibited payment on your or the Company’s behalf; or

Make a payment to a third party knowing or having reason to believe that it is likely to be used to improperly provide something of value to a Public Official or other individual.

Anything of value includes not only cash and cash equivalents, but also gifts, entertainment, tickets, accommodation, travel expenses, job offers, loans, personal favors, or anything else of tangible or intangible value.

Public Official includes officers and employees of the following, regardless of seniority: any national, regional, local or other governmental entity, judicial or legislative bodies, government-owned or government-controlled companies, public international organizations, such as the World Health Organization or World Trade Organization, charitable organizations linked to a government official, or any private person acting in an official capacity for or on behalf of any of the foregoing. Public Official also includes political parties, party officials, candidates for public office and family members of any Public Official.

AB InBev’s Anti-corruption Policy strictly prohibits facilitation payments. Facilitation or “grease” payments are small payments to a low-level government employee to expedite or secure performance of a routine, nondiscretionary governmental action, such as obtaining utility services or clearing customs. Contact your Legal and Compliance Department if you receive a request or demand for such a payment. For further details, see our Global Anti-Corruption Policy.

11. Gifts and Hospitality

Corporate gifts and hospitality (e.g., meals, travel or entertainment) are a common feature of business in many countries. In most cases, corporate gifts and hospitality are offered as a courtesy and are a way of developing and improving business relationships.

Our employees are allowed to accept small gifts or gratuities consistent with applicable laws and accepted business practices in the country where they are given, provided they are below the thresholds set forth in AB InBev policies and recorded accurately in the Company’s books and records.

Employees are always prohibited from accepting:

cash or cash equivalents (e.g., gift certificates, stock, stock options, loans at favorable rates, etc.)

gifts or entertainment in order to obtain or retain business gifts or entertainment that create the appearance of a conflict of interest or that seek to influence a decision hospitality that could make the person offering the hospitality breach the standards of his or her own employer

All gifts given by AB InBev employees also must meet the thresholds set forth in applicable AB InBev policies and must be recorded accurately in the Company’s books and records.

All gifts, entertainment or hospitality to Public Officials must comply with Anti-Corruption Policies. Any request will only be approved if it is provided on a customary gift-giving occasion, directly related to a business purpose, provided with no sense of obligation on either side, compliant with local gift guidelines and thresholds, permissible under local law and the internal rules of the recipient’s organization, and not made with a corrupt intent. The expenses must be limited in value, reasonable and recorded in a Gift Log. For further details, see our Global Anti-Corruption Policy.

Consult your Legal and Compliance Department for gift guidelines, thresholds, approval flows, and gift log requirements relating to the giving and acceptance of gifts and hospitality. You may also consult the guidelines for gifts and political contributions.

12. Political Contributions, Mandates

Any direct or indirect contribution by the Company to any political party, committee or candidate for public office is strictly forbidden, even if permitted by local regulations, unless the formal approval of AB InBev’s Board of Directors has been obtained in advance.

Members of AB InBev’s management committees at global, zone, business unit or local level who wish to be a candidate for local, regional, provincial, national, federal or European elections are requested to notify AB InBev’s Board of Directors of their intentions. You can find further clarifications in the guidelines for gifts and political contributions.

13. Books, Records and Controls

It is essential that the integrity, accuracy and reliability of AB InBev’s books, records and financial statements be maintained.

All payments must be accurately recorded in AB InBev’s corporate books, records, and accounts in a timely manner and in reasonable detail. False, misleading, incomplete, inaccurate, or artificial entries in the books and records of AB InBev are strictly prohibited. Written contracts with counterparties must accurately reflect the financial terms of the agreement.

Business records shall accurately reflect transactions and no transaction shall be entered into with the intention of it being documented or recorded in a deceptive manner. False, misleading, incomplete, inaccurate, or artificial entries in the books and records of AB InBev and its subsidiaries are strictly prohibited.

Similarly, all funds, assets and transactions must be disclosed and recorded in the appropriate books and accounted for properly and punctually. All payments should be made through official bank transfer or by sending cheques directly to the official beneficiary’s company address.

Business records shall be interpreted broadly, meaning that every document, even an apparently insignificant one, shall be complete and accurate. This includes:

Expenses and travel reports

Invoices

Purchase orders

Gift logs

Inventory records

Target appraisals

Market research

Quality control tests

Accident reports

As a publicly traded company, we must adhere to the highest standards of governance and internal controls. Violation of these laws and regulations can result in Company and personal liability.

14. Code of Dealing

As a publicly listed company, AB InBev must ensure equal treatment of all investors, which means that all investors should have access to the same information at the same time. Therefore a Code of Dealing has been put in place, specifying the conditions to which all employees and their relatives are subject in dealing in AB InBev shares and in handling “inside information”. Inside information is information which has not been made public and could have a significant effect on the price of the AB InBev shares.

Dealing by employees: A director, officer or employee must not:

deal in AB InBev shares when he or she is in possession of inside information;

deal in AB InBev shares during a Close period,

i.e. the period of 15 calendar days preceding any financial results announcement of the company;

deal in AB InBev shares in considerations of a short-term nature, i.e. within a period of six months after having sold or purchased AB InBev shares;

Moreover “Executives” of the AB InBev group are subject to prior clearance before any dealing.

Use of inside information: A director, officer or employee shall never:

communicate inside information within the group or to a third party, except if necessary for the proper performance of his/her duties;

recommend to anyone to deal in AB InBev shares as a result of being in possession of such inside information.

Non-compliance with the Code of Dealing may result in disciplinary action and may also be a criminal offence and give rise to civil liability. The full Code of Dealing and further advice are available from your Legal and Compliance Department.

15. Confidentiality

Our directors, officers and employees may come into possession of confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. The confidentiality of all such information should be strictly maintained, except when disclosure is authorized. Confidential or proprietary information includes any non-public information that would be harmful to the Company or helpful to competitors if disclosed.

16. E-mails, Internet and Information Systems

Exercise care when using email, as in most countries, emails have the same legal effect as other written communications. When using email communication, we should exercise discretion and compose statements with care, thought, and precision. A reasonable use of emails in the framework of the requirements of daily and family life is accepted, on the condition that the use of the email does not affect the normal traffic of professional messages.

As far as the use of the Internet is concerned, an occasional consultation, for personal reasons and within reasonable limits, of websites is accepted, provided their content is not contrary to public order or to morality, and that consultation of such sites is not detrimental to the interests and the reputation of AB InBev.

Physical access to AB InBev sites and system access to IT applications are granted based on a person’s job in the Company and are personal and shall not be accessed by unauthorized persons. Only persons that explicitly received nominative user-access and passwords are allowed on the sites. Also, sharing of passwords is strictly prohibited.

17. Social Media

The internet and social media have changed the way we work, offering new ways to engage with our colleagues, customers, consumers, and the world at large. Social media can help build strong reputation and more successful business relationships. Candor and transparency are part of our culture, and we encourage the exchange of ideas. However, the disclosure of sensitive or inappropriate information through social media also has the potential to damage our brands, our company and our people. Consistent with our ownership culture, we have adopted guidelines that must be followed by all directors, officers and employees:

Personal opinions: Do not state personal opinions on behalf of the Company;

Proprietary information: AB InBev is a publicly traded company; as a result, various government agencies strictly regulate when and how we communicate certain information. You must never disclose any private, sensitive, proprietary, confidential or financial information related to our company, or any current or former employees, customers, suppliers, shareholders or other stakeholders. You may not use any such information — in any way or for any purpose — that is not authorized by the Company. In particular, you must not use it to communicate anything related to trading in securities;

Stakeholders: Don’t attack or malign, personally or as a group any person, product, customer, supplier, other employee, former employee or any other stakeholder;

There is no substitute for good judgment. Being cautious you will be protecting the Company and your personal image! For further details, please refer to AB Inbev Social Media Guidelines.

18. Use of Company Assets

All directors, officers and employees should protect Company assets and ensure their efficient use. It is prohibited to use Company assets, funds, facilities, personnel or other resources for private purposes unless authorized by separate Company policies. Company assets also include your time at work and work product, as well as the Company’s equipment and vehicles, computers and software, Company information and trademarks and name.

All Company assets should be used for legitimate business purposes only. It is one of our 10 Principles to manage our costs tightly and it is everyone`s responsibility to protect Company funds. When managing our budgets we must ensure that our specific policies are strictly followed.

19. Code of Responsible Communication

As a leading global brewer, AB InBev has implemented a Code aimed at ensuring that our marketing and commercial communications are responsible and do not contribute to the misuse of our products nor are directed at the under-age. This Code applies to all forms of commercial communication and our brand marketing activities, including: advertising, sponsorship, outdoor events, promotions, web site content, relationship marketing, consumer public relations, packaging and labeling claims for all AB InBev beer brands.

The Code of Responsible Communication is to be applied by all those involved in the marketing, sales, promotion and communication of AB InBev brands, including external advertising, public relations, design, sales promotion, events and media and buying agencies. This Code should be used as a Company reference for responsible marketing and commercial communication and regarded as the minimum standard. In those markets where national mandatory or self-regulatory rules already exist and if those requirements are more stringent, then clearly these requirements have to be met in addition to those of this Code. For further information: please contact Corporate Affairs.

20. External Communication

The AB InBev Disclosure Manual requires that only a limited number of key people talk to the media. No AB InBev employee will respond to media enquiries or give interviews, speeches or make presentations outside the Company, without the prior authorization of the CEO/Zone President/Country Manager or the Corporate Affairs Representative.

21. Administration of the Codes

In case of general questions about this Code or our policies, contact the Global Compliance or Audit teams.

CONTACT DETAILS:

Sabine Chalmers

Chief Legal & Corporate Affairs Officer

Tel.: +1 212 573 9280

sabine.chalmers@ab-inbev.com

Bill Cartee

VP Corporate Audit

Tel.: +32 16 27 66 31

bill.cartee@ab-inbev.com

John Blood

VP Legal

Tel.: +1 212 573 4366

john.blood@ab-inbev.com

Martim Della Valle

Legal Director Global

Compliance & Competition

Tel.: + 32 16 27 62 53

martim.dellavalle@ab-inbev.com